Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Freight Technologies Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, including the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding ordinary shares as of April 21, 2023. The Company’s largest shareholder was PX Global Advisors LLC, a New York corporation which held 114,000 ordinary shares or 3.341% of the Company’s aggregate voting power. Pengfei Xie served as the sole shareholder, director and officer of PX Global Advisors LLC. The address of PX Global Advisors LLC is 19 West 44th Street, Suite 1001, New York, NY 10036.

Based on an inspection of the Company’s register of members and NOBO list as of August 14, 2023, the Company only had 413 shareholders from China holding an aggregate 25,669 ordinary shares or 0.4% of the Company’s aggregate voting power. Including OBO list shareholders, these shareholders held an aggregate 2,108,608 ordinary shares or 35.6% of the Company’s aggregate voting power.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Javier Selgas, Luisa Irene Lopez Reyes, Paul Freudenthaler, Nicholas H. Adler, William Samuels and Marc Urbach and none of such persons is a representative of any government entity in the People’s Republic of China.

Based on the above, the Company is not owned or controlled by a government entity in China.

Dated: August 23, 2023